FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2009
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

Table of Contents
(1)	Press Release, “Dr. Reddy’s FY09 Revenues at Rs. 69,441 million, EBITDA at Rs. 14,505 million”, May 18, 2009.

(2)	Press Release, “Dr. Reddy’s receives approval for Three INDs and announces reorganization of its Drug Discovery Operations”, May 21, 2009.

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s FY09 Revenues at Rs. 69,441 million, EBITDA at Rs. 14,505 million
Hyderabad, India, May 18, 2009: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the year ended March 31, 2009 under International Financial Reporting Standards (IFRS).
FY09 Key Highlights
•	Overall revenues at Rs. 69.4 billion ($1.4 billion) in FY09 as against Rs. 50.0 billion ($983 million) in FY08, representing a growth of 39%.
•	The growth was driven by the successful launch of the authorized generic version of GlaxoSmithKline’s Imitrex® (generic version: sumatriptan succinate), in late November 2008 and by the key markets of North America and Russia.

•	Excluding revenues from Sumatriptan, the YoY growth is at 24%.
•	EBITDA at Rs. 14.5 billion ($285 million) in FY09 as against Rs. 9.7 billion ($190 million) in FY08, representing a growth of 50%.

•	During the year ended March 31, 2009, in our German subsidiary, betapharm, there has been a visible shift towards the tender based supply model with a continuing decrease in market prices. Pursuant to this adverse market development, the Company tested its carrying value of intangibles and goodwill at betapharm for impairment as required under the accounting standards. The impairment testing indicated that the carrying values of goodwill and some of the product related intangibles were higher than their respective recoverable values and accordingly, the Company has recorded an impairment loss with respect to intangible assets amounting to Rs. 3,167 million (Euros 47 million), before tax and with respect to goodwill of Rs 10,856 million (Euros 162 million). This is a one-time non-cash charge in the Income statement and incorporates the provisions of applicable accounting standards.

•	As a result of the impairment, the reported Net Loss for FY09 is at Rs. 5.2 billion ($102 million).

•	PAT adjusted for one time exceptions, at Rs. 8.5 billion ($167 million) as against Rs. 4.5 billion ($88 million) in FY08. This translates to an adjusted EPS of Rs. 50.3 ($1.0) in FY09 representing a growth of 89% over FY08.

•	Revenues from Global Generics business at Rs. 49.8 billion ($979 million) in FY09 as against Rs. 33.0 billion ($649 million) in FY08. YoY growth of 51% driven by sumatriptan and the key markets of North America and Russia.

•	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 13% to Rs. 18.8 billion ($369 million) in FY09 as against Rs. 16.6 billion ($327 million) in FY08.

•	During the year, the company launched 116 new generic products, filed 110 new generic product registrations and filed 55 DMFs globally.

•	The company has filed 3 INDs in March 2009 and they have also been accepted by the concerned regulatory agency. The first human subjects were successfully dosed in a phase I study with DRL 17822, a selective inhibitor of CETP, for the treatment of dyslipidemia, atheresclerosis and associated cardiovascular diseases. The other two molecules are for the treatment of COPD and Dyslipidaemia.

•	The Board of Directors of the Company have recommended a final dividend of Rs. 6.25 (125%) per equity share of Rs. 5/- face value, subject to the approval of shareholders at the ensuing Annual General Meeting.

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 50.87
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Condensed Consolidated Income Statement

		FY09			FY08
Particulars	Index	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	A	1,365	69,441	100	983	50,006	100	39
Cost of revenues	B	648	32,941	47	484	24,598	49	34
Gross profit	C = A-B	718	36,500	53	499	25,408	51	44
Operating Expenses
Selling, general & administrative expenses(a)	D	413	21,020	30	331	16,835	34	25
Research and development expenses, net	E	79	4,037	6	69	3,533	7	14
Write down of intangible assets	F	62	3,167	5	59	3,011	6	5
Write down of goodwill	G	213	10,856	16	2	90	0	—
Other (income)/expenses, net	H	5	253	0	(8)	(402)	(1)	—
Total Operating Expenses	I= D+E+F+G+H	773	39,333	57	453	23,067	46	71
Results from operating activities	J = C-I	(56)	(2,833)	(4)	46	2,341	5	—
Finance income (b)	K	(9)	(482)	(1)	(31)	(1,601)	(3)	(70)
Finance expenses (c)	L	33	1,668	2	21	1,080	2	54
Finance expenses, net	M = K+L	23	1,186	2	(10)	(521)	(1)	—
Share of profit/(loss) of equity accounted investees	N	0	24	0	0	2	0	1100
Profit before income tax	O = J-M+N	(79)	(3,995)	(6)	56	2,864	6	—
Income tax expense	P	(23)	(1,173)	(2)	19	972	2	—
Profit for the period	Q = O+P	(102)	(5,168)	(7)	75	3,836	8	—
Attributable to :
Equity holders of the company	R	(102)	(5,168)	(7)	76	3,846	8	—
Minority interest	S	0	0	0	(0)	(10)	(0)	—
Profit for the period	T = R+S	(102)	(5,168)	(7)	75	3,836	8	—
Weighted average no. of shares o/s	U		169			169
Diluted EPS	V = R/U	(0.6)	(30.7)		0.4	22.8
Exchange rate			50.87			50.87

Notes:

(a)	Includes amortization charges of Rs. 1,503 million in FY09 and Rs. 1,588 million in FY08

(b)	Includes forex gain of Rs. 739 million in FY08

(c)	Includes forex loss of Rs. 634 million in FY09.

Key Balance Sheet Items	(in millions)
	As on 31st Mar 09		As on 31st Mar 08
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	110	5,603	146	7,421
Investments (current & non current)	10	530	93	4,753
Trade and other receivables	282	14,368	134	6,823
Inventories	260	13,226	219	11,133
Property, plant and equipment	410	20,881	330	16,765
Loans and borrowings (current & non current)	387	19,701	380	19,352
Trade accounts payable	118	5,987	107	5,427
Total Equity	827	42,045	931	47,350
Business Highlights
•	Overall revenues at Rs. 69.4 billion ($1.4 billion) in FY09 as against Rs. 50.0 billion ($983 million) in FY08, representing a growth of 39%.
•	The growth was majorly driven by the successful launch of the authorized generic version of GlaxoSmithKline’s Imitrex® (generic version: sumatriptan succinate), in late November 2008.

•	Excluding revenues from Sumatriptan, the YoY growth is at 24%, driven by the key markets of North America and Russia.
•	Operating income is at Rs. 11.2 billion ($220 million) in FY09 as against Rs. 5.4 billion ($107 million) in FY08 after adjusting for non cash impairment of intangibles and goodwill.

•	EBITDA at Rs. 14.5 billion ($285 million) in FY09 as against Rs. 9.7 billion ($190 million) in FY08, representing a growth of 50%, higher than the sales growth of 39%.

•	Revenues from Global Generics business at Rs. 49.8 billion ($979 million) in FY09 as against Rs. 33.0 billion ($649 million) in FY08. YoY growth of 51% driven by sumatriptan and key markets of North America and Russia.
•	Excluding revenues from Sumatriptan, the growth of 58% in North America was driven by volume growth in existing products, acquisition of the Shreveport facility and the benefit of rupee depreciation against dollar.

•	Revenue growth of 43% in Russia driven by key brands of Omez, Nise, Ketorol, Cetrine and Bion.
•	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 13% to Rs. 18.8 billion ($369 million) in FY09 as against Rs. 16.6 billion ($327 million) in FY08.

•	During the year, the company launched 116 new generic products, filed 110 new generic product registrations and filed 55 DMFs globally.
Segmental Analysis
Global Generics
•	Revenues from Global Generics business at Rs. 49.8 billion ($979 million) in FY09 as against Rs. 33.0 billion ($649 million) in FY08. YoY growth of 51% driven by launch of sumatriptan and the key markets of North America and Russia.

•	Revenues from North America at Rs. 19.8 billion ($390 million) in FY09 as against Rs. 8.0 billion ($158 million) in FY08.
•	Excluding revenues from Sumatriptan, the growth of 58% in North America was driven by high volume growth across existing Top products and acquisition of Shreveport facility.

•	Revenue from Shreveport facility at Rs. 1.7 billion ($33 million) in FY09.

•	16 new products launched in FY09.

•	During the year, the Company filed 20 ANDAs taking the total filings to 144. Total of 69 ANDAs pending at the USFDA addressing innovator sales of $46 billion as per IMS December 2008.

•	Revenues from Europe at Rs. 11.9 billion ($234 million) in FY09 as against Rs. 10.2 billion ($201 million) in FY08, representing a growth of 16%.
•	Revenues from betapharm increase by 20% to Rs. 9.9 billion ($194 million) in FY09 from Rs. 8.2 billion ($161 million) in FY08. This increase was on account of :
•	Volume growth in existing products
•	obetapharm volume growth of 16.5% as against market volume growth of 3.2%.

(Source: NVI Report Apr-March 2009)
•	One off seasonal vaccine sales in Q2 FY09
•	Revenues from Rest of Europe remain flat at Rs. 1.9 billion ($39 million) in FY09.
•	During the year, the company launched 25 new products and filed 11 dossiers across Europe.
•	Revenues from Russia & Other CIS markets at Rs. 7.6 billion ($150 million) in FY09 as against Rs. 5.5 billion ($109 million) in FY08, representing a growth of 38%.
•	Revenues in Russia increase to Rs. 5.8 billion ($114 million) in FY09 as against Rs. 4.1 billion ($80 million) in FY08. YoY growth of 43% driven by key brands of Omez, Nise, Ketorol, Cetrine and Bion.
•	Dr. Reddy’s volume growth at 11.2% as against the industry volume degrowth of 0.2%.

(Source: Pharmexpert MAT Mar 09)

•	Combined revenues from OTC & Hospital segment contribute 27% to total revenues.
•	Revenues in Other CIS markets increase to Rs. 1.8 billion ($36 million) in FY09 as against Rs. 1.5 billion ($29 million) in FY08. YoY growth of 25%.
•	Revenues in India increase to Rs. 8.5 billion ($167 million) in FY09 from Rs. 8.1 billion ($158 million), representing a growth of 5%.
•	The sub-industry growth in India is on account of delay in launch of new products and temporary decline due to change in our supply chain model to a replenishment based model.

•	36 new products launched during the year.

•	New products launched in the last 36 months contribute 14% to total revenues in FY09.
Pharmaceutical Services and Active Ingredients
•	Revenues from this segment increase to Rs. 18.8 billion ($369 million) in FY09 as against Rs. 16.6 billion ($327 million) in FY08; YoY growth of 13% driven by growth in North America and RoW markets as well as benefit by depreciation of rupee against the dollar.
•	Revenue from the business & facility acquired from Dow Pharma at Rs. 1.0 billion ($20 million) in FY09.

•	During the year, 55 DMFs were filed globally, with 21 in US, 19 in Europe, 5 in Canada & 10 in RoW. The cumulative DMF filings till date is 351.
Income Statement Highlights:
•	Gross profit increase by 44% to Rs. 36.5 billion ($718 million) in FY09 as against Rs. 25.4 billion ($499 million) in FY08. Gross profit margins on total revenues at 53% as against 51% in FY08, largely driven by attractive margins on sumatriptan.

•	Selling, General & Administration (SG&A) expenses increase to Rs. 21.0 billion ($413 million) in FY09 from Rs. 16.8 billion ($331 million) in FY08.
•	SG&A expenses as a % to sales is at 30% in FY09 as against 34% in FY08. The absolute increase is in line with a higher sales growth and coupled with a higher impact of currency on expenses outside India; however it was offset by control measures to optimize spending on expenses such as travel, General & Administration expenses and others.

•	Other operating expenses of Rs. 253 million in FY09 includes Rs. 921 million as damages on account of the German court upholding the validity of the olanzapine patent.

•	R&D investments at 6% of total revenues in FY09 as against 7% in FY08. YoY growth of 14%.

•	Finance costs (net) are at Rs. 1.2 billion in FY09 as against Finance income (net) at Rs. 521 million in FY08. The increase is mainly on account of :
•	Net forex loss of Rs. 634 million in FY09 as against net forex gain of Rs. 739 million in FY08.

•	Net interest expense of Rs. 687 million in FY09 as against net interest expense of Rs. 329 million in FY08.
•	PAT adjusted for one time exceptions is at Rs. 8.5 billion ($167 million) as against Rs. 4.5 billion ($88 million) in FY08. YoY growth of 89%.

•	Adjusted EPS of Rs. 50.3 ($1.0) in FY09 as against adjusted EPS of Rs. 26.6 ($0.5), representing a growth of 89%.

•	Capital expenditure for FY09 is at Rs. 4.4 billion ($87 million).

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 50.87
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Condensed Consolidated Income Statement

		Q4 FY09			Q4 FY08
Particulars	Index	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	A	390	19,851	100	261	13,253	100	50
Cost of revenues	B	179	9,081	46	122	6,229	47	46
Gross profit	C = A-B	212	10,770	54	138	7,024	53	53
Operating Expenses
Selling, general & administrative expenses(a)	D	104	5,267	27	93	4,715	36	12
Research and development expenses, net	E	22	1,135	6	20	1,023	8	11
Write down of intangible assets	F	62	3,167	16	3	128	1	—
Write down of goodwill	G	213	10,856	55	2	90	1	—
Other (income)/expenses, net	H	(4)	(186)	(1)	(3)	(150)	(1)	24
Total Operating Expenses	I= D+E+F+G+H	398	20,239	102	114	5,807	44	249
Results from operating activities	J = C-I	(186)	(9,469)	(48)	24	1,217	9	—
Finance income (b)	K	0	20	0	(6)	(290)	(2)	—
Finance expenses (c)	L	1	62	0	5	252	2	—
Finance expenses, net	M = K+L	2	82	0	(1)	(38)	(0)	—
Share of profit/(loss) of equity accounted investees	N	0	14	0	(0)	(1)	(0)	—
Profit before income tax	O = J-M+N	(187)	(9,537)	(48)	25	1,254	9	—
Income tax expense	P	(5)	(240)	(1)	(6)	(328)	(2)	(27)
Profit for the period	Q = O+P	(192)	(9,777)	(49)	18	926	7	—
Attributable to :
Equity holders of the company	R	(192)	(9,777)	(49)	18	926	7	—
Minority interest	S	—	—	0	0	0	0	—
Profit for the period	T = R+S	(192)	(9,777)	(49)	18	926	7	—
Weighted average no. of shares o/s	U		169.1			168.1
Diluted EPS	V = R/U	(1.1)	(57.8)		0.1	5.5
Exchange rate			50.87			50.87

Notes:

a)	Includes amortization charges of Rs. 316 million in Q4 FY09 and Rs. 461 million in Q4 FY08.

b)	Includes forex gain of Rs. 93 million in Q4 FY08.

c)	Includes forex loss of Rs. 21 million in Q4 FY09.
Business Highlights
•	Overall revenues at Rs. 19.8 billion ($390 million) in Q4 FY09 as against Rs. 13.2 billion ($261 million) in Q4 FY08, representing a growth of 50%.
•	The growth was majorly driven by the Sumatriptan.

•	Excluding revenues from Sumatriptan, the YoY growth is at 23%.
•	Operating income at Rs. 4.6 billion ($90 million) in Q4 FY09 as against Rs. 1.4 billion ($28 million) in Q4 FY08 after adjusting for non cash impairment.

•	EBITDA at Rs. 5.5 billion ($108 million) in Q4 FY09 as against Rs. 2.6 billion ($51 million) in Q4 FY08, representing a growth of 113%.

•	Revenues from Global Generics business at Rs. 14.7 billion ($288 million) in Q4 FY09 as against Rs. 8.7 billion ($172 million) in Q4 FY08. YoY growth of 68% driven by sumatriptan and key markets of North America and Russia.
•	Excluding revenues from Sumatriptan, the growth of 44% in North America was driven by new product launches like Divalproex, Levetiracetam and acquisition of the Shreveport facility.

•	Revenue growth of 88% in Russia driven by key brands.
•	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 11% to Rs. 4.9 billion ($96 million) in Q4 FY09 as against Rs. 4.4 billion ($86 million) in Q4 FY08.
Income Statement Highlights:
•	Gross profit increase by 53% to Rs. 10.8 billion ($212 million) in Q4 FY09 as against Rs. 7.0 billion ($138 million) in Q4 FY08. Gross profit margins on total revenues at 54% as against 53% in FY08, driven by attractive margins on sumatriptan.

•	Selling, General & Administration (SG&A) expenses increase to Rs. 5.3 billion ($104 million) (27% of revenues) in Q4 FY09 from Rs. 4.7 billion ($93 million) in Q4 FY08 (36% of revenues).
•	The growth of 12% was well lower than the sales growth of 50%. This reduction of SG&A as a % to sales is largely due to the close monitoring of costs across the company.
•	R&D expenses at 6% of total revenues in Q4 FY09 as against 8% in Q4 FY08.

•	Finance costs (net) are at Rs. 82 million ($2 million) in Q4 FY09 as against Finance income (net) at Rs. 38 million ($1 million) in Q4 FY08. The increase is mainly on account of :
•	Net forex loss of Rs. 21 million in Q4 FY09 as against net forex gain of Rs. 93 million in Q4 FY08.

•	Net interest expense of Rs. 71 million in Q4 FY09 as against Rs. 126 million in Q4 FY08.
•	PAT adjusted for one time exceptions is at Rs. 3.3 billion ($64 million) as against Rs. 1.1 billion ($22 million) in FY08.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.
Notes
1.	Financial discussions are on a consolidated basis as per IFRS.

2.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s receives approval for Three INDs and announces reorganization of its Drug Discovery Operations
•	Discovery Research to fold into Aurigene

•	Starts human study on molecule for dyslipidemia
Hyderabad, May 21, 2009: Dr. Reddy’s announced that the first human subjects were successfully dosed in a phase I study with DRL 17822, a selective inhibitor of CETP, for the treatment of dyslipidemia, atherosclerosis and associated cardiovascular diseases. The compound shows potent elevation in HDL-C and reduction of atherosclerotic plaques in animals, and has a clean safety profile in preclinical studies. The two other IND’s are for the treatment of COPD and dyslipidemia.
Dr. Reddy’s also announced that effective July 1, 2009 the Drug Discovery operations at Hyderabad will be absorbed into Aurigene, a wholly owned independent subsidiary of the company. Aurigene is a partnership based Drug Discovery biotech headquartered in Bangalore. The Discovery Research resources — employees, facility and infrastructure will transition into being resources of Aurigene, which will now operate out of two sites — Bangalore and Hyderabad.
In addition, Dr. Reddy’s will be creating a new group to focus on Proprietary Products development, which will be responsible for building the proprietary, branded R&D portfolio in collaboration with various partners and service providers. This organization will work with Aurigene and other Discovery Biotechs to ensure effective management of the ongoing and future drug discovery programs. All the existing Intellectual Property will be owned and managed by this new unit. This group will also have responsibility for the development portfolio and the company’s differentiated formulations efforts.
As part of the reorganization, the company will close the Atlanta Research facility in the US.
Talking about the reorganization, G V Prasad, Vice Chairman & CEO said “We have been working at delivering sustained growth with profitability to significantly improve shareholder returns. As we prioritize our company-wide research and development spending, we will now be placing greatest emphasis on R&D activities that can have a significant impact on near-term earnings, while not losing focus on long-term interests of the company.”
Aurigene — Hyderabad, as Discovery Research will be called, will report into CSN Murthy, CEO - Aurigene. Dr. Rajinder Kumar, President — R&D and Commercialization will stepping down to pursue interests beyond Dr. Reddy’s once the transition is completed, but will continue to advise the proprietary products group on various matters beyond July 1, 2009.
Notes to the Editor:
•	Dr. Raghav Chari, Senior Vice President will head the Proprietary Products Group.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. A fully integrated global pharmaceutical company, we serve our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, comprising our Active Pharmaceuticals and Custom Pharmaceuticals businesses; Global Generics, which includes branded and unbranded generics; and Proprietary Products which includes New Chemical (NCEs), Differentiated Formulations, and Generic Biopharmaceuticals.
Our products are marketed globally, with a focus on India, US, Europe and Russia. Dr. Reddy’s conducts NCE research in the areas of metabolic disorders, cardiovascular indications, anti-infectives and inflammation. www.drreddys.com
About Aurigene
Established in Bangalore, India, in 2002, Aurigene is a drug discovery biotech with a proven track record of successful partnerships with 10 collaborators globally. Aurigene has a pipeline of 15 discovery programs, at various stages from Hit Generation to late-stage Pre-Clinical Optimization, and has filed multiple patents in these Discovery Programs. With proprietary Structural Biology and Fragment-based Drug Design technology platforms, and experienced scientific leadership, Aurigene is a fully integrated operation with expertise in Target Validation Biology and Hit Generation to IND nomination. Focus TAs includes Oncology, Metabolic disorders and Autoimmune/ Inflammatory diseases. Aurigene is an independent subsidiary of Dr. Reddy’s Laboratories Limited (DRL). www.aurigene.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: June 3, 2009	By:	/s/ V.S. Suresh
		Name:	V.S. Suresh
		Title:	Company Secretary